[redacted]

08027905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-043009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WG Trading Company LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lafayette Place
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Duffy (203) 863-8410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

We, Paul R. Greenwood and Stephen Walsh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WG Trading Company LP for the year ended December 31, 2007, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the Financial Industry and Regulatory Authority in our organization. We further affirm that neither WG Trading Company LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2/25/08

Paul R. Greenwood
Managing General Partner

Signature Date 2/25/08

Stephen Walsh
Managing General Partner

Notary Public

DEBORAH DUFFY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2009

WG TRADING COMPANY LP
(SEC I.D. No. 8-043009)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

WG TRADING COMPANY LP

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing General Partners of
WG Trading Company LP

We have audited the accompanying statement of financial condition of WG Trading Company LP (the "Partnership") for the year ended December 31, 2007, including the related condensed schedule of investments for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of WG Trading Company LP at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

WG TRADING COMPANY LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$	20,381
SECURITIES OWNED, at fair value:		
Common stock		6,901,132,539
U.S. government agency obligations		349,305,511
SECURITIES PLEDGED, at fair value		12,373,849,869
RECEIVABLES FROM BROKER-DEALERS		554,847,954
DIVIDENDS RECEIVABLE		26,379,089
EXCHANGE MEMBERSHIPS		269,500
OTHER ASSETS		8,859,108
TOTAL ASSETS	$	20,214,663,951

LIABILITIES AND PARTNERS' CAPITAL

PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	$	5,720,288,754
SECURITIES LOANED		12,519,230,644
SECURITIES SOLD, NOT YET PURCHASED		497,403,338
ACCRUED EXPENSES AND OTHER LIABILITIES		5,299,658
Total liabilities		18,742,222,394
COMMITMENTS AND CONTINGENCIES (Note 9)		
PARTNERS' CAPITAL		1,472,441,557
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	20,214,663,951

See notes to financial statement.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2007

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Securities Owned and Pledged, at Fair Value:	1332.8 %	
	United States:	100.0	
	Common Stock:		
	Advertising	1.8 %	$ 26,668,698
	Aerospace/Defense:	28.1	
1,059,865	Boeing Company	6.3	92,695,800
	Other	21.8	321,065,458
	Agriculture:	19.4	
2,880,300	Altria Group Inc	14.8	217,693,079
	Other	4.6	68,034,380
	Airlines	0.8	12,333,840
	Apparel	5.2	76,504,640
	Auto Manufacturers	4.5	66,237,340
	Auto Parts & Equipment	2.6	38,814,571
	Banks:	63.7	
6,069,205	Bank of America	17	250,415,411
1,557,098	Bank of New York Mellon	5.2	75,924,102
2,361,134	US Bancorp New	5.1	74,942,397
2,701,321	Wachovia Corp	7	102,731,234
4,614,309	Wells Fargo Company	9.5	139,305,982
	Other	20	295,142,648
	Beverages:	29.1	
2,717,737	Coca-Cola Company	11.3	166,787,527
2,201,197	Pepsico Inc	11.3	167,070,839
	Other	6.5	95,012,803
	Biotechnology	10.2	149,479,937
	Building Materials	1.5	22,025,733
	Chemicals:		
747,740	Monsanto Corp	5.7	83,515,082
	Other	16.8	247,668,854
	Coal	2.7	40,274,600
	Commercial Services	7.9	116,600,190
	Computers:	57.7	
1,197,262	Apple Inc	16.1	237,153,641
3,064,451	Dell Inc	5.1	75,109,689
3,525,386	Hewlett-Packard Company	12.1	177,961,497
1,884,293	International Business Machines, Inc.	13.8	203,692,085
	Other	10.6	156,321,902

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2007

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Cosmetics/Personal Care:	26.9	
4,246,825	Procter & Gamble Company	21.2	$ 311,801,884
	Other	5.7	84,394,069
	Distribution/Wholesale	1.3	19,008,338
	Diversified Financial Services:	78.2	
1,599,139	American Express	5.7	83,187,205
6,826,756	Citigroup Inc.	13.7	200,979,687
543,803	Goldman Sachs	7.9	116,944,829
4,593,345	JP Morgan Chase & Company	13.6	200,499,516
1,451,183	Morgan Stanley	5.2	77,072,330
	Other	32.1	472,613,202
	Electric	40.3	593,833,433
	Electrical Components & Equipment	4.5	66,744,033
	Electronics	7.2	106,131,687
	Engineering & Construction	2.3	34,034,700
	Entertainment	1.3	19,088,841
	Environmental Control	1.9	27,450,894
	Equity Fund:	98.4	
9,437,323	Spiders	94	1,383,468,121
	Other	4.4	65,256,523
	Food	21.1	311,245,899
	Forest Products & Paper	4	59,130,837
	Gas	2.2	32,180,687
	Hand/Machine Tools	1	15,398,622
	Healthcare Products:	37.7	
3,913,317	Johnson & Johnson	17.7	261,018,232
1,546,126	Medtronic Inc.	5.3	77,723,749
	Other	14.7	216,008,443
	Healthcare Services:	18.8	
1,766,975	United Healthcare	7	102,837,940
	Other	11.8	174,415,324
	Holding Companies-Divers	0.7	10,890,980
	Home Builders	1.2	18,202,835
	Home Furnishings	1	14,739,285
	Household Products/Wares	5.1	75,602,486
	Housewares	0.7	9,884,349
	Insurance:	53.1	
3,468,194	American International Group	13.7	202,195,721
	Other	39.4	579,789,482

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2007

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Internet:	27.6	
316,567	Google Inc.	14.9	218,899,743
	Other	12.7	187,626,126
	Investment Companies	0.6	8,641,453
	Iron/Steel	5.5	81,679,496
	Leisure Time	3	44,138,372
	Lodging	3.7	55,159,660
	Machinery-Construction & Mining	4.9	72,530,241
	Machinery-Diversified	6.6	97,776,609
	Media:	31.8	
4,202,426	Comcast Corporation	5.2	76,736,292
2,602,932	Disney Company	5.7	84,022,642
4,942,801	Time Warner Inc	5.5	81,605,636
	Other	15.4	226,324,300
	Metal Fabricate/Hardware	0	251,791
	Mining	9.6	140,931,891
	Miscellaneous Manufacturing:	60.2	
13,819,797	General Electric Company	34.8	512,299,871
975,309	3M Company	5.6	82,238,062
	Other	19.8	291,277,747
	Office Furnishings	0	115,573
	Office/Business Equipment	2.2	31,748,065
	Oil & Gas:	123.8	
2,187,324	ConocoPhillips	13.1	193,140,716
2,887,304	ChevronTexaco Corp	18.3	269,472,088
1,133,069	Occidental Petroleum	5.9	87,234,989
7,517,804	Exxon Mobil Corporation	47.9	704,373,095
	Other	38.6	568,375,384
	Oil & Gas Services:	23.2	
1,643,427	Schlumberger	11.0	161,633,906
	Other	12.2	179,445,672
	Packaging & Containers	1.4	19,999,517
	Pharmaceuticals:	69.3	
2,113,093	Abbott Laboratories	8.1	118,650,175
2,976,360	Merck & Co.	11.7	172,956,281
9,339,458	Pfizer Inc.	14.4	212,285,876
1,831,215	Wyeth	5.5	80,921,395
	Other	29.6	435,893,378
	Pipelines	5.5	81,144,616

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2007

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	REITS	11.4	167,358,836
	Real Estate	0.4	5,917,186
	Retail:	58.4	
2,019,584	CVS Caremark Corporation	5.5	80,278,464
1,617,370	McDonald's Corporation	6.5	95,279,273
3,231,076	Wal-Mart Stores	10.4	153,573,038
	Other	36.0	530,781,042
	Russell Ishares	13.0	191,232,641
	Savings & Loans	2.2	32,820,453
	Semiconductors:	32.5	
7,995,515	Intel Corporation	14.4	213,160,429
	Other	18.1	266,031,284
	Software:	49.4	
11,002,110	Microsoft Corporation	26.6	391,675,099
5,392,437	Oracle Systems	8.3	121,761,237
	Other	14.5	214,224,692
	Telecommunications:	74.0	
8,296,311	Cisco Systems Inc.	15.3	224,581,136
2,237,824	Qualcomm Inc.	6.0	88,058,371
8,293,291	AT&T Corporation	23.4	344,669,154
3,952,395	Verizon Communications	11.7	172,680,147
	Other	17.6	259,034,611
	Textiles	0.4	6,340,723
	Toys/Games/Hobbies	1.0	14,695,799
	Transportation:	20.4	
1,436,980	United Parcel Service	6.9	101,623,227
	Other	13.5	198,569,160
	Trucking & Leasing	0.0	56,634
	Water	0.0	91,012
	Total Common Stock Owned and Pledged (cost of $18,938,187,952)		19,274,982,428
182,000,000	U.S. FNMA Notes Owned, (cost of $179,385,506) (maturity March and May 2008)	12.2	179,616,035

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2007

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
$ 173,000,000	U.S. FHLB Notes Owned,		
	(cost of $169,639,966)	11.5 %	169,689,476
	(maturity May and June 2008)		
	Total Securities Owned and Pledged, at Fair Value		$ 19,624,287,939
	Futures Contracts:		
	Equity Indices:	(15.4)%	
51,298	S&P 500 (maturity March 2008)	(15.4)	$ (226,748,499)
4,635	Other (maturity February and March 2008)		(456,578)
	Total Futures Contracts		$ (227,205,077)
	Securities Sold, Not		
	Yet Purchased, at Fair Value:	(33.5)%	
	United States:	100.0 %	
	Advertising	(0.1)	(1,163,731)
	Aerospace/Defense	(0.3)	(4,167,753)
	Agriculture	(1.3)	(19,051,258)
	Airlines	(0.1)	(1,632,623)
	Apparel	(0.0)	(286,403)
	Auto Manufacturers	(0.1)	(1,122,288)
	Auto Parts&Equipment	(0.1)	(797,683)
	Banks	(3.8)	(55,901,611)
	Beverages	(0.1)	(777,126)

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2007

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Biotechnology	(0.1)	(754,124)
	Building Materials	(0.1)	(675,594)
	Chemicals	(1.5)	(21,833,945)
	Coal	(0.0)	(396,284)
	Commercial Services	(0.4)	(5,359,039)
	Computers	(0.1)	(851,092)
	Cosmetics/Personal Care	(0.0)	(152,635)
	Distribution/Wholesale	(0.1)	(974,654)
	Diversified Finan Serv:	(0.4)	(6,037,496)
	Electric	(11.8)	
5,822,500	Other	(11.8)	(173,420,908)
	Electrical Compo&Equip	(0.0)	(249,445)
	Electronics	(0.2)	(3,465,132)
	Energy-Alternate Sources	(0.0)	(177,792)
	Engineering&Construction	(0.0)	(363,255)
	Entertainment	(0.4)	(6,379,974)
	Environmental Control	(0.2)	(2,174,264)
	Equity Fund	(0.0)	(102,981)
	Food	(0.3)	(3,813,461)
	Forest Products&Paper	(0.1)	(839,562)
	Gas	(1.3)	(19,144,896)
	Healthcare-Products	(0.2)	(3,273,104)
	Healthcare-Services	(0.3)	(4,382,639)
	Home Builders	(0.0)	(361,569)
	Home Furnishings	(0.0)	(260,916)
	Household Products/wares	(0.0)	(163,839)
	Insurance	(0.8)	(12,237,674)
	Internet	(0.4)	(6,372,995)
	Iron/Steel	(0.0)	(82,956)
	Leisure Time	(0.0)	(484,880)
	Lodging	(0.1)	(2,012,006)
	Machinery-Constr&Mining	(0.0)	(205,459)
	Machinery-Diversified	(0.1)	(963,443)
	Media	(0.2)	(2,496,829)
	Metal Fabricate/Hardware	(0.0)	(576,410)
	Mining	(0.0)	(403,048)
	Miscellaneous Manufacturing	(0.3)	(3,697,103)
	Office Furnishings	(0.0)	(403,922)

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2007

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Office/Business Equip	0.0	(72,912)
	Oil&Gas	(1.2)	(18,282,966)
	Oil&Gas Services	(0.4)	(5,353,578)
	Packaging&Containers	(0.0)	(425,316)
	Pharmaceuticals	(0.3)	(3,837,103)
	Pipelines	(0.7)	(10,835,814)
	REITS	(1.7)	(24,416,307)
	Real Estate	(0.0)	(484,562)
	Retail	(0.5)	(6,667,558)
	Savings&Loans	(1.3)	(19,463,898)
	Semiconductors	(0.7)	(9,613,363)
	Software	(0.2)	(2,142,916)
	Storage/Warehousing	(0.0)	(137,196)
	Telecommunications	(1.4)	(20,117,317)
	Textiles	(0.0)	(87,400)
	Toys/Games/Hobbies	(0.0)	(89,824)
	Transportation	(0.2)	(2,728,040)
	Trucking&Leasing	(0.2)	(2,201,467)
	Total Securities Sold, Not Yet Purchased, at fair value		$ (497,403,338)

(Concluded)

See notes to financial statement.

1. NATURE OF OPERATIONS

Business - WG Trading Company LP (the "Partnership") is a limited partnership organized primarily for the purpose of engaging in various trading strategies, including index arbitrage. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a commodity pool as defined in Commodity Futures Trading Commission Regulation 4.10(d)(l). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership Agreement provides that the Partnership will terminate on December 31, 2050.

The Partnership has agreements with clearing brokers to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities owned, securities pledged and securities sold, not yet purchased transactions and related income and expenses are recorded on the trade-date, at purchase cost or sales proceeds, respectively. The Partnership's securities owned are held as collateral under a margin agreement with the Partnership's clearing organizations or as collateral in connection with a commodity account at a broker-dealer.

Securities owned, securities pledged and securities sold, not yet purchased are carried at fair value, representing the last recorded sales price on the date of valuation or, if such price is not available, at the average of the closing bid and asking prices.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures contracts and options, are based on quoted market prices.

Derivatives used for economic hedging purposes includes futures. The Partnership does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required under FASB Statement No. 133 are generally not applicable with respect to these financial instruments.

Open trade equity in futures transactions are recorded as receivables from or payables to broker-dealers and clearing organizations, as applicable.

Securities Pledged under Securities Loan Agreements - Securities lending transactions are transacted under master securities loan agreements and are recorded at the amount of cash collateral received. The Partnership monitors the market value of securities loaned with additional collateral delivered or excess collateral refunded, when deemed appropriate. The Partnership classifies securities loaned and collateral received, including accrued interest payable thereon, in its Statement of Financial Condition as follows:

- Securities pledged, at fair value
- Securities loaned

Receivables From and Payables To Broker-Dealers and Clearing Organizations - Receivables from broker-dealers and payables to broker-dealers and clearing organizations represent balances arising in connection with securities transactions. The balances consist of open trade equity on commodity futures contracts, cash on deposit for margin requirements, margin, accrued interest receivable and accrued interest payable. These balances are presented on a net basis by broker-dealer or clearing organization where right of offset exists.

Exchange Memberships - Exchange memberships are recorded at cost or, if an other than temporary impairment has occurred, at a value that reflects management's estimate of the fair value.

Income Taxes - The Partnership is exempt from Federal and state income taxation as the taxes are the liability of the partners.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ significantly from those estimates.

New Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 defines fair value, established a framework for measuring fair value and expands disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and requires the Partnership to consider its own credit spreads when measuring fair value of liabilities, including derivatives. SFAS No. 157 is effective for the Partnership on January 1, 2008. The Partnership does not believe that the adoption will have a material impact on the statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 ("SFAS 159"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. The Partnership does not believe that the adoption will have a material impact on the statement of financial condition.

3. CLEARING AGREEMENTS

Pursuant to agreements between the Partnership and its clearing organizations, the clearing organizations have liens upon the Partnership's property including, but not limited to, securities, deposits and receivables. These liens collateralize the Partnership's liabilities and obligations to the clearing organizations.

4. RELATED PARTY TRANSACTIONS

During the normal course of business, the Partnership conducts transactions with and provides operation and administrative support to limited partners affiliated with the Partnership through common management ("affiliated limited partners"). For the year ended December 31, 2007, the Partnership received $350 million in equity contributions from affiliated limited partners.

At December 31, 2007, affiliated limited partners' capital included in the Limited Partners Capital on the Statement of Changes in Partners' Capital was $476 million, prior to the allocation of net income.

5. REGULATORY NET CAPITAL REQUIREMENT

The Partnership is a registered broker-dealer and a commodity pool and, accordingly, is subject to the Net Capital Rule of the SEC and the capital rules of FINRA and the Commodities Futures Trading Commission ("CFTC"). The Partnership maintains proprietary accounts of introducing brokers (PAIB) agreements with all of its clearing brokers in order for it to receive allowable asset treatment for proprietary assets held at its clearing brokers. The Partnership has elected to use the alternative net capital method permitted by the Net Capital Rule, which requires the Partnership to maintain net capital, as defined, to be at least the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2007, the Partnership's net capital of $434,701,468 exceeded the minimum regulatory net capital requirements of $250,000 by $434,451,468.

Advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rules.

Withdrawals of equity capital from the Partnership require a six month notification prior to such withdrawal and require the approval from FINRA. When such approval is obtained, the capital is no longer considered equity but a liability of the Partnership. It is the Partnership's practice to immediately pay such withdrawn capital once approval has been obtained by FINRA. At December 31, 2007 there were withdrawal amounts of $210 million subject to the approval of FINRA. There were no withdrawal amounts that have been approved by FINRA that have not been paid by the Partnership.

6. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership is party to futures contracts as part of its futures trading activities. Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a futures contract will typically require the Partnership to deposit margin with its clearing brokers or counterparty as collateral for its obligations. Futures contracts provide for daily cash settlements with realized gains or losses based upon fluctuations in market value. Based upon fluctuations in market value, additional margin may be required to be deposited as collateral. Substantially all of the futures contracts to which the Partnership is a party are due to expire in February and March 2008. The contract amount of equity futures, at December 31, 2007 was approximately $20 billion.

7. **COMMITMENTS AND CONTINGENCIES**

Operating Leases - As of December 31, 2007, minimum rental commitments under noncancelable leases for office space and equipment which expire in 2012 are as follows:

2008	$ 626,553
2009	531,519
2010	335,712
2011	342,605
2012	309,290
	$2,145,679

Concentration of Credit Risk - The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty. The Partnership does not anticipate nonperformance by counterparties in the above situations.

Exchange Member Guarantees - The Partnership is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Partnership's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Partnership has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Contingencies - The Partnership is presently unaware of any claims or litigation that could materially impact the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2008

WG Trading Company LP
One Lafayette Place
Greenwich, CT 06830

In planning and performing our audit of the financial statements of WG Trading Company LP (the "Partnership") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively the "Commissions"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or the requirements of obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers of Rule 15c3-3 because the Partnership does not carry customer securities accounts or perform custodial functions relating to customer securities. In addition, we did not review the practices and procedures followed by the Partnership in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 or the daily computations of the segregation requirements of Section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, because the Partnership has made a claim of exemption from these regulatory requirements to the Commodity Futures Trading Commission pursuant to Regulation 4.7 of the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Managing General Partners, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and commodity pools, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END